Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Gregory M. Chait	Direct Dial: (404) 881-4379	E-mail: greg.chait@alston.com
November 1, 2006
Mr. Michael Pressman
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20002

Re:	VMS National Properties Joint Venture
Schedule 13E-3 filed August 22, 2006
File No. 5-56419

Form S-4 filed August 22, 2006
File No. 333-136801
Dear Mr. Pressman:
     In connection with the review by the Securities and Exchange Commission of the above-referenced filings of VMS National Properties Joint Venture (the “Partnership”) set forth below are responses to the Staff’s comments, all of which comments are contained in the letter from you to me dated September 20, 2006. Capitalized terms used in the responses set forth below that are not defined herein have the meanings given to such terms in the Form S-4.
General
1.	As noted in previous similar going private transactions, it appears that Aimco, Aimco Properties, L.P., and Aimco-GP, Inc. should have promptly filed an amendment to their jointly filed Schedule 13D when the parties determined to engage in the affiliate sale, and possibly as early as when the general partner formed the intent to enter into a transaction that would take the partnership private. Refer to Rule 13d-2(a). Please advise us why the parties have again failed to amend a Schedule 13D in connection with a going private transaction. In addition, ensure that they file an amended Schedule l3D immediately and

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Mr. Michael Pressman
November 1, 2006

disclose, at a minimum, the change to the information presented pursuant to Item 4 of Schedule 13D.
Response: We note the Staff’s comment. Amendment No. 7 to Schedule 13D was filed with the SEC on September 27, 2006 with respect to VMS National Properties Joint Venture, by Aimco, Aimco Properties, L.P. and Aimco-GP, Inc., in response to this comment.
2.	Advise us whether you will resolicit and/or obtain updated fairness opinions in the event your estimated sales, contribution or refinancing proceeds are incorrect, or if a contemplated event such as the refinancing, does not occur or does not occur as disclosed. If you do not intend to resolicit or obtain an updated fairness opinion, please explain why. In this regard, it does not appear that the current disclosure will permit shareholders to make a reasonably informed investment decision on the proposed transaction given the uncertainty of the consideration and the uncertainty of the refinancing, sales or contribution occurring. Your response should also address why you believe that the current disclosure permits shareholders to make a reasonably informed decision with regard to the OP Common Units satisfying the requirement to disseminate a prospectus that meets the requirements of Section 10.
Response: We note the Staff’s comment and note that fairness opinions have not been obtained with respect to either of the transactions that are the subject of the filing, and none of the parties to either of the transactions intend to obtain a fairness opinion with respect to either transaction. As disclosed in the initial filing, VMS retained the services of an independent third party appraiser to provide an appraisal of each of the Affiliated Properties. VMS presently intends to have the appraised value of each such property updated to the most reasonably practicable date prior to mailing.
The Managing General Partner has the authority necessary to consummate the refinancing with no additional input or approval from the limited partners and it is likely that the refinancing will be consummated shortly after the mailing of the proxy statement-prospectus. As a result and as noted elsewhere, additional disclosure has been provided regarding the financing terms and conditions that were not available at the time of the initial filing. At the time of mailing, VMS believes the material terms and conditions of the refinancing will be settled and material disclosure with respect to the effects of such refinancing reflected in the proxy statement-prospectus. To the extent a change occurs following the mailing that requires recirculation, VMS will revise and recirculate the proxy statement-prospectus.
VMS believes that the additional disclosure regarding the effects of the refinancing will provide sufficient information to permit limited partners to make

Mr. Michael Pressman
November 1, 2006

a reasonably informed decision whether to object to either the Affiliated Contribution or the Unaffiliated Sales. Additionally, the proxy statement-prospectus includes sufficient information to permit limited partners to make a reasonably informed investment decision with respect to an election to receive Common OP Units because a great deal of the uncertainty surrounding whether or not the refinancing would occur, and if it did occur, the likely results of it, has been eliminated from the revised disclosure.
3.	Advise us whether the redemption of OP Common Units will comply with the tender offer rules. In the alternative, please provide an analysis that the redemption is not a tender offer.
Response: We note the Staff’s comment, and believe the redemption of Common OP Units by the holders of such securities is not a tender offer. When judged against the primary test used by the courts to determine whether a transaction constitutes a tender offer, the Wellman Test, we believe the facts regarding an OP Unitholder’s right to redeem do not support characterizing the right to redeem as a tender offer.
As stated in the proxy statement-prospectus, at any time after the first anniversary of becoming a holder of Common OP Units, each holder has the right, subject to the terms and conditions set forth in the Aimco Operating Partnership Agreement, to require the Aimco Operating Partnership to redeem all or a portion of the Common OP Units held by such party in exchange for shares of Class A Common Stock or cash equal to the value of such shares, as the Aimco Operating Partnership may elect. In Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979) 460 U.S. 1069 (1983), the court set forth an eight factor test to determine whether a series of purchases constitutes a tender offer. The following compares each of such factors to the redemption of OP Common Units:
(i)	“Active and widespread solicitation of public shareholders” – following the issuance of Common OP Units pursuant to the Affiliated Transaction, neither Aimco, the Aimco Operating Partnership, nor any of their affiliates intends to conduct any solicitation of public holders of the Common OP Units regarding the optional redemption by the holders;

(ii)	“Solicitation made for a substantial percentage of the target’s stock” – no solicitation is being, or will be, made to the holders of the Common OP Units; but rather the holders, pursuant to their rights set forth in the Aimco Operating Partnership Agreement, will have the option after one year to redeem such securities for Class A Common Stock of Aimco;

(iii)	“Offer made at a premium over the prevailing market price” – in the event a redemption occurs, the holder of the Common OP Unit

Mr. Michael Pressman
November 1, 2006

will receive either an equivalent number of Class A Common Stock on a one-for-one basis or cash equal to the value of such shares. In either event, the value being received is the then prevailing market price of the Class A Common Stock;

(iv)	“Terms are firm rather than negotiable” – the terms of the redemption are set forth in the Aimco Operating Partnership Agreement and are not subject to negotiation;

(v)	“Offer contingent on the tender of a fixed number of shares to be purchased” – there is no minimum number of Common OP Units that must be redeemed for the redemption to occur;

(vi)	“Offer open only a limited period of time” – following the first anniversary of becoming a holder of Common OP Units, each holder will continue to have the right to redeem for as long as they hold such units;

(vii)	“Offeree subjected to pressure to sell stock” – as stated above, neither Aimco, the Aimco Operating Partnership, nor any of their affiliates intends to conduct any solicitation, or otherwise make any effort, to pressure any holders of Common OP Units to redeem such securities; and

(viii)	“Public announcements of a purchasing of the target securities precede or accompany rapid accumulation of large amounts of the target’s securities” – there is no current intent to make any public announcement of this redemption, but rather it is a right of the holders of all Common OP Units.
While the existence of all eight factors discussed above are not required for a transaction to be deemed a tender offer, it appears that no more than one factor is applicable in the current circumstance. We respectfully note that the right to redeem is not a tender offer.
Schedule 13e-3
4.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person. For example, you currently only provide a fairness discussion for the include a statement as to whether each filing person believes the Rule l3e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). Please carefully review Schedule 13e-3 and ensure that you have included the required disclosure for each filing person.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have revised the disclosure in the sections entitled “FAIRNESS OF THE TRANSACTIONS,” “VMS AND THE PARTNERSHIPS” and “INFORMATION CONCERNING AIMCO AND THE AIMCO OPERATING PARTNERSHIP” to clarify that disclosure is made by each of the filing persons, in compliance with the requirements of Schedule 13E-3.
5.	We are unable to locate the pro forma information required by Item 1010(b) of Regulation M-A and Item 14(a) of Schedule 14A. We are also unable to locate unaudited financial statements for the businesses being sold. Refer to Interpretation H.6 of the July 2001 supplement to the Telephone Interpretations Manual. Please advise.
Response: We note the Staff’s comment, but believe that pro forma information with respect to the Transactions is not material, as there will be no operations after completion of the Transactions. As permitted by Item 1010(b) of Regulation M-A and Item 14(a) of Schedule 14A, pro forma information has been omitted on that basis.
VMS has determined that none of the 15 Properties, or groups thereof, constitute a “business” as contemplated in Rule 11-01(d) of Regulation S-X or in EITF Issue No. 98-3 (EITF 98-3). That determination reflects the following considerations:
(i)	All Properties are owned directly by a single legal entity, VMS, which is not organized into any divisions. Accordingly, no presumption exists under Rule 11-01(d) that any individual Property or any group of Properties is a business.

(ii)	The Unaffiliated Sales will not include the transfer of certain important attributes and elements that are always present in a business, as defined in Rule 11-01(d) and EITF 98-3. In particular, the sales will not result in a transfer of processes that are necessary to conduct business operations. All of the Properties are operated using the proprietary systems, standards, protocols, conventions and rules of Apartment Investment & Management Company (“Aimco”). The purchasers of Unaffiliated Sale Properties will need to implement alternative processes to successfully operate those Properties.

(iii)	The Affiliated Contribution also does not include the transfer of certain important attributes and elements that are always present in a business, including processes. Although the Aimco subsidiary that acquires the Affiliated Contribution Properties will likely continue to use Aimco’s proprietary processes in conducting activities of such Properties, that Aimco subsidiary already has

Mr. Michael Pressman
November 1, 2006

access to Aimco’s processes; accordingly, the Affiliated Contribution does not involve a “transfer” of those processes.

(iv)	In applying the requirements of FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities (FIN 46), Aimco has consistently determined that an individual apartment property is not a business and therefore cannot qualify for an exception from the scope of FIN 46 as provided in paragraph 4(h)(1) of FIN 46. That scope exception refers to the definition of a business in EITF 98-3. VMS respectfully believes that it should apply the guidance in EITF 98-3 consistently.
Form S-4
6.	Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the “Special Factors” section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, your risk factor disclosure is not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “SPECIAL FACTORS” in the proxy statement-prospectus, and the Schedule 13E-3 has been amended accordingly, in response to this comment.
7.	Where appropriate, please disclose the time period anticipated between the last date that objections can be received and the closing of the Affiliated Transaction.
Response: While we note the Staff’s comment, this date is dependent upon the mailing date of the proxy statement-prospectus and cannot be definitely determined until the mailing date is known. However, disclosure in the letter to limited partners has been revised to provide for the inclusion of this information, which will be included in the final document.
8.	Please consider establishing a 1-800 number that shareholders can call between the mailing of the proxy and the close of the Affiliated Transaction to find out the number of OP Common Units eligible to be issued on a per unit basis.
Response: We note the Staff’s comment. Limited partners are instructed to contact The Altman Group, Inc. with any direct questions or requests for information under the heading “HOW TO OBTAIN ADDITIONAL INFORMATION” in the proxy statement-prospectus. Additionally, disclosure has been revised on pages 12, 20, 34 and 49 to clarify that limited partners

Mr. Michael Pressman
November 1, 2006

may call The Altman Group, Inc. to obtain information regarding the number of Common OP Units that would be issued with respect to waivers of specific cash amounts.
9.	Please consider updating the information throughout the document so that information appears as of a date more reasonably close in time to the transaction. For instance, please update your table on page 16 to reflect estimates as of a date more recent than May 31, 2006.
Response: We note the Staff’s comment. Disclosure throughout the proxy statement-prospectus will be updated prior to mailing to provide information as of the most reasonably practicable date.
Prospectus Cover Page
10.	Please disclose on the cover page and the letter to shareholder the formula to be used in determining the number of OP Common Units to be issued. In addition, disclose that at the time a holder makes a decision to receive cash, units or a combination thereof, the holder will not know the amount of the distribution to be received or the number of OP Common Units they will be eligible to receive.
Response: We note the Staff’s comment and have revised the cover page and letter to limited partners to provide the formula for determining the number of Common OP Units and to include disclosure that a VMS limited partner will not know the precise amount of the cash distribution or Common OP Units to be received at the time the limited partner makes its election.
Letter to Limited Partners
11.	Describe in more detail the form, procedure, and substance requirements for objections to the affiliate sale from unit holders.
Response: We note the Staff’s comment and have revised the letter to limited partners to provide a cross reference to the detailed objection procedures already set forth in the proxy statement-prospectus.
12.	Please include a brief statement regarding your intent to liquidate if all sales are consummated.
Response: We note the Staff’s comment and have revised the letter to limited partners to provide a brief statement that VMS will liquidate upon consummation of each of the property sales, pursuant to the operating agreement of the Partnership.

Mr. Michael Pressman
November 1, 2006

Summary, page 1
13.	Revise or delete your statement that the summary “highlights some of the information.” The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.
Response: We note the Staff’s comment and have revised the first sentence of the summary term sheet.
14.	Substantially revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A.
Response: We note the Staff’s comment. The summary term sheet has been substantially revised so as to provide a brief and clear presentation of the material terms of the proposed transaction.
15.	Revise your summary term sheet to provide the cross-references required by Item 1001 of Regulation M-A.
Response: We note the Staff’s comment and have revised the summary term sheet to include cross-references to the detailed descriptions set forth in the proxy statement-prospectus.
Special Factors, page 11
Background and Reasons for the Transaction, page 11
16.	Expand your discussion of the background to describe in reasonable detail all meetings, negotiations, contacts, etc., relating to the going private transaction. Identify the participants in and initiator of each negotiation or contact. For instance, you should explain what transpired at each meeting, who was involved in the process and in what capacity. Your disclosure should clearly explain the process of the both the negotiating of the affiliated sale and the unaffiliated sale, as well as the decision to undertake the refinancing. Regarding the affiliated transaction, the process of negotiating the sale agreement and other aspects of the transaction, including the material proposals and counter-

Mr. Michael Pressman
November 1, 2006

proposals that were made by each side should be described to provide the unaffiliated parties with an understanding of the background of the sale. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS” to include the requested information in response to this comment.
17.	Refer to the first sentence of the second paragraph. Please expand your disclosure to explain in detail the actions taken by Aimco as opposed the managing general partner.
Response: We note the Staff’s comment and refer the Staff to the revised disclosure in the first sentence of the referenced paragraph in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS.”
18.	Please expand your disclosure in the third paragraph to explain the provisions of the outstanding debt in greater detail and with greater clarity.
Response: We note the Staff’s comment and refer the Staff to the revised disclosure in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS” in response to this comment.
19.	Expand the first sentence of the fourth paragraph to explain all the terms of the existing outstanding mortgage indebtedness that would serve to prohibit the completion of either transaction prior to January 1, 2007.
Response: We note the Staff’s comment and refer the Staff to the revised disclosure in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS” in response to this comment. We also note that the significance of disclosure relating to the prohibitions diminishes or becomes completely insignificant if mailing takes place later than the end of November 2006 and, in such event, the disclosure will be modified accordingly.
20.	We note your statement that “in the absence of a refinancing or a Transaction, VMS will be unable to repay the existing debt when due.” Please expand your disclosure to explain the cash shortfall in greater detail, including quantification. The disclosure should make clear whether a refinancing alone, or either Transaction alone, would be sufficient to satisfy the outstanding indebtedness.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have revised disclosure in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS” to explain and to quantify the cash shortfall.
21.	Quantify both the “necessary capital expenditures” and the limits on “on cash available for capital expenditures imposed by the terms of the senior mortgage indebtedness.”
Response: We note the Staff’s comment and have revised disclosure in the section entitled “SPECIAL FACTORS–BACKGROUND AND REASONS FOR THE TRANSACTIONS” in response to this comment.
22.	We note your statement that the “Managing General Partner is seeking a favorable refinancing of the outstanding indebtedness.” Please expand your disclosure to explain in detail the steps undertaken by management to obtain the refinancing and to define the parameters of a “favorable refinancing.”
Response: We note the Staff’s comment. Subsequent to the initial filing, Aimco has refined the terms of the refinancing and the corresponding disclosure has been revised accordingly throughout the proxy statement-prospectus.
Allocation of Sales Proceeds from Unaffiliated Sales, page 14
23.	Please explain that the unaffiliated sales may occur on a property by property basis. In addition, expand your disclosure to explain in greater detail the impact of sales of individual properties rather than viewing the unaffiliated sales as an entire transaction. Include quantification to the extent practicable.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Allocation of Sales Proceeds from Unaffiliated Sales” in response to this comment. Although the disclosure has been revised to note that the possibility of property by property sales exists, the Managing General Partner believes that the most likely outcome is the sale of all eight properties and has provided disclosure based on that assumption. The Managing General Partner believes that additional disclosure regarding other permutations would be confusing and potentially misleading in light of the small likelihood that all eight Properties will not be sold. As a result, the Managing General Partner believes that disclosure related to other outcomes is therefore immaterial and respectfully submits that the existing disclosure is sufficient.
Allocation Proceeds from Affiliated Contribution. page 15
24.	We note your table in this section assumes that no limited partners have opted to receive OP Common Units. It is unclear why this disclosure is relevant as Aimco and its affiliates have indicated they intend to elect to receive OP Common Units. Please revise the tabular disclosure in this section and throughout the document as appropriate to show the effect of only Aimco electing to receive OP Common Units, as opposed to or in addition to no limited partners electing to receive OP Common Units.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have removed the tables in the sections entitled “Estimated Tax Consequences of the Affiliated Contribution” and “Estimated Combined Distributions and Tax Consequences of Refinancing and Transactions,” which summarize the estimated allocation if the consideration is 100% cash.
25.	Please include an example of the number of shares that could be issued using the trading price of the Class A Units as of the latest practicable date. Such disclosure should include an illustrative table using a reasonable range of prices of the Class A Units with columns indicating potential cash amounts waived. Also, disclose that the number of OP Common Units potentially issuable may differ from the example as of the latest practicable date, given that the number of will not be determined until immediately preceding the Closing and that the amounts to be distributed are uncertain.
Response: We note the Staff’s comment. Disclosure in the section entitled “ESTIMATED DISTRIBUTIONS AND TAX CONSEQUENCES–Proceeds of Affiliated Contribution” has been revised in response to this comment.
26.	Please clarify whether the distributable net proceeds per portfolio nondefaulted units will change based on potential cash elections.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “ESTIMATED DISTRIBUTIONS AND TAX CONSEQUENCES” in response to this comment.
27.	Please explain to the staff why the table does not refer to defaulted units.
Response: We note the Staff’s comment and point out that the defaulted units are not entitled to receive distributions under the applicable partnership agreement.
28.	Please substantially revise your discussion of “estimated tax consequences” to more clearly and understandably explain the consequences to holders. For example, you should more clearly describe how the numbers in the various tables were derived. In addition, you should more clearly describe the uncertainties underlying the estimates. The discussion in this section should address the tax consequences to the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “ESTIMATED DISTRIBUTIONS AND TAX CONSEQUENCES” in response to this comment.
     Alternatives Considered. page 21

Mr. Michael Pressman
November 1, 2006

29.	Revise your alternatives section to clearly disclose why each alternative was rejected. Refer to Item 1013(b) of Regulation M-A.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Alternatives Considered” to clarify why the alternatives to the Transactions were ultimately rejected.
Expected Benefits of the Transaction, page 22
30.	Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please revise this section and your “expected detriments” section to address all applicable parties. Also, quantify any expected benefits and detriments to the extent practicable.
Response: We note the Staff’s comment and have revised the disclosure in the sections entitled “Expected Benefits of the Transaction” and “Expected Detriments of the Transaction” to clarify that the expected benefits and detriments apply to all applicable parties and to quantify such benefits and detriments as practicable.
31.	Please disclose the management fees received by the managing partner and disclose whether there will be a reduction of these fees as a result of the transactions.
Response: We note the Staff’s comment and have included a new bullet point in the section entitled “Expected Benefits of the Transactions” in response to this comment.
32.	Please include a description of the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of VMS in terms of both dollar amounts and percentages.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Accounting Treatment of the Transactions — Accounting by Aimco and the Aimco Operating Partnership” in response to this comment.
Uncertain Future Value of Common units and Distributions, page 24
33.	Here, and elsewhere as appropriate, please clearly disclose that Aimco will decide whether Class A Common Stock or cash is distributed upon redemption of the Common OP Units.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have revised the disclosure on pages 2, 20, 34 and 96 to clarify that the Aimco Operating Partnership will decide the form of distribution upon redemption of the Common OP Units.
34.	Please provide a detailed description of the redemption rights.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Uncertain Future Value of Common OP Units and Distributions” to clarify the material terms of the redemption and to include a cross reference to the detailed description of the redemption rights already set forth in the proxy statement-prospectus.
35.	Please include a representative history of the quarterly distributions made by Aimco Operating Partnership.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Uncertain Future Value of Common OP Units and Distributions” to include the quarterly distributions made by the Aimco Operating Partnership on its Common OP Units for the period from 2002 to the present.
Fairness of the Transactions
36.	Please revise your fairness transaction to separately address fairness to unaffiliated holders based upon the numerous possible outcomes of your proposed refinancing and the Transactions. For instance, you should separately address fairness assuming you are unsuccessful in seeking refinancing, but are able to complete the Transactions. Each fairness discussion should address both procedural and substantive fairness.
Response: We note the Staff’s comment. The Managing General Partner believes that the Affiliated Contribution will not be completed unless the refinancing and the Unaffiliated Sales are also completed. As a result, the Managing General Partner believes the existing disclosure is sufficient, but undertakes to recirculate in the event of a material change.
37.	Please revise your fairness transaction to separately address fairness to unaffiliated holders only receiving cash and holders receiving securities.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “FAIRNESS OF THE TRANSACTIONS” to separately address fairness to unaffiliated holders only receiving cash and holders receiving securities.
38.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule l3e-3 transaction and should be discussed in considerable detail, including quantification where appropriate. Revise the fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing person did not

Mr. Michael Pressman
November 1, 2006

consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “FAIRNESS OF THE TRANSACTIONS” to explain why certain of the factors listed in Instruction 2 to Item 1014 of Regulation M-A were not deemed relevant.
39.	Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “FAIRNESS OF THE TRANSACTIONS” to clarify the material factors upon which the determination of fairness was made and to include a cross reference to the detailed description of the factors already set forth in the proxy statement-prospectus.
40.	We note your reference to the appraisals provided by KTR. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.
Response: We note the Staff’s comment, but believe that VMS and the Managing General Partner are entitled to rely on the expert opinion of third party advisers, such as KTR, for purposes of reaching a conclusion. In this instance, VMS and the Managing General Partner hired a third party appraiser to perform an appraisal of the Affiliated Contribution Properties and have no reason to believe that the expert opinion of appraised value rendered by KTR is incorrect. We respectfully submit that the current disclosure satisfies the requirements of the rule by including the specified disclosure with respect to KTR and the filing parties’ prior involvement with KTR.
41.	Please fully explain all conflicts of interest. In addition, given the substantial nature of the conflicts, please provide enhanced disclosure explaining why the managing general partner did not believe the procedural protections set forth in Items 10l4(c)-(e) were appropriate. You should address how the decision as to

Mr. Michael Pressman
November 1, 2006

procedural fairness was reached given the conflicts, what persons were involved in rendering the fairness determinations and the nature of conflicts of interest of the specific individuals as well as the entities.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “FAIRNESS OF THE TRANSACTIONS” to clarify the conflicts of interest, the procedural protections considered by the parties, as well as the procedural protections that are not applicable, given the structure of the entities involved.
42.	We note the statement “among other things” qualifies the factors considered by the managing general partner. Please revise to disclose all material factors considered.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Procedural Fairness” to clarify that all material factors are disclosed.
43.	When discussing the appraisals please include a statement acknowledging that the appraisers were retained by, compensated by and have a substantial business history with Aimco. Please discuss any impact this may have had on the managing general partner’s fairness determination.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “FAIRNESS OF THE TRANSACTIONS” to clarify the relationship between Aimco and the appraiser.
44.	Please note that given the substantial revisions required to your fairness section, we will withhold further comment on this section at this time.
Response: The Staff’s comment is noted.
Determination of Consideration Based on Independent Appraisal, page 40
45.	Please disclose the method of selection of KTR. For instance, were any other appraisers considered? Refer to Item 1015(b)(3) of Regulation M-A.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “DETERMINATION OF CONSIDERATION BASED ON INDEPENDENT APPRAISALS” to clarify the method used to select the appraiser.
The Transactions, page 51

Mr. Michael Pressman
November 1, 2006

46.	Please describe in detail the current and anticipated sales efforts relating to the Unaffiliated Properties.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “THE TRANSACTIONS” to clarify the current and anticipated sales efforts relating to the Unaffiliated Properties.
47.	We note that in several places, including the fairness determination, you make reference to and rely upon the Aimco valuations. Please expand your disclosure to explain how Aimco arrived at its valuations including any material assumptions underlying the analyses.
Response: We note the Staff’s comment and believe that the requested information is not material. As described throughout the proxy statement-prospectus, with respect to each of the Affiliated Contribution Properties, Aimco agreed to pay the valuation assigned to such Property by an independent third party appraiser. In addition, and in recognition of the fact that the contribution of the Affiliated Contribution Properties presented conflicts of interest not present in arm’s length transactions with third parties, Aimco agreed to pay more than the appraised valuation if its internal valuations were higher. In all but one case, VMS and its limited partners are receiving the higher, appraised valuation. In those cases, the Aimco internal valuations are not relevant, other than to make the point that the appraised values were higher. With respect to the one case in which the internal valuation was greater than the appraised valuation, Aimco Properties has agreed to pay the higher amount and the existing disclosure indicates the appraised valuation and the Aimco internal valuation. Please note in this regard that disclosure in the section entitled “DETERMINATION OF CONSIDERATION BASED ON INDEPENDENT APPRAISALS–Determination of Consideration” has been revised to allow for easier comparison of the two amounts. The VMS Related Parties believe that this provides sufficient information for limited partners to decide whether to object to the Affiliated Contribution.
48.	We note your disclosure that you intend to sell the unaffiliated properties “to one or more third parties in one or more sales.” Please recast your disclosure throughout the document, including your fairness section, to clearly reflect that the unaffiliated sales may occur, if at all, in a piecemeal fashion. Discuss the potential substantial delays in time and potential increase in selling cost associated with this approach. Disclose the estimated time frame for the completion of the sales.
Response: We note the Staff’s comment and have revised the disclosure on pages 11, 48, 57 and 71 to clarify the approach, timing and any increase in selling cost related to the unaffiliated sales.

Mr. Michael Pressman
November 1, 2006

49.	We note that “valuation estimates from third party brokers” were received in connection with proposed sale of unaffiliated properties. File the estimates as exhibits and provide the disclosure required by Item 1015 of Regulation M-A with regard to the estimates.
Response: We note the Staff’s comment and, as discussed with the Staff, believe that the valuation estimates from third party brokers are not material information in the context of the Rule 13e-3 transaction and disclosure of them would be detrimental to the limited partners’ prospects for maximizing the sale price of the Unaffiliated Sale Properties. Unlike the Affiliated Contribution, the Unaffiliated Sale(s) are to independent third parties and the terms and conditions of such sale(s) will be conducted on an arms-length basis. The interest of the VMS Related Entities and the unaffiliated limited partners are aligned with respect to the Unaffiliated Sales – to obtain the highest price available. In the filing, the limited partners are being notified and given the right to object to sales that will yield the Unaffiliated Minimum Sales Price, if all sales occur. In light of the aligned interests with respect to the Unaffiliated Sales and the likely negative consequences to all limited partners resulting from disclosure of the exact minimum on a property-by-property basis, we believe that the existing disclosure, as amended in response to the Staff’s comment letter, is sufficient to allow the limited partners to make an informed decision. As such, Aimco believes that the estimates are not required to be filed as exhibits pursuant to 1016(c) of Regulation M-A.
50.	In this section, set forth the estimates for each property received from the third party brokers and disclose whether the minimum sale price for each property is subject to change.
Response: We note the Staff’s comment. As noted in our response to comment #49 and as discussed with the Staff, Aimco believes that disclosure of the specific information requested is not required. Furthermore, disclosure of such information will be detrimental to the limited partners’ prospects for maximizing the sale price of the Unaffiliated Sale Properties, with no corresponding benefit resulting from the inclusion of such information. With respect to the Unaffiliated Sale Properties, the interests of all limited partners are aligned. In light of this, Aimco believes that the specified requirement to obtain an ascertainable minimum price for each Property prior to a sale of such Property, together with disclosure of the aggregate price that will be achieved if each Property is sold at the applicable minimum, is sufficient under the circumstances.
51.	Explain in greater detail why the managing general partner applied the discount to the unaffiliated sale price.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have revised the disclosure in the section entitled “THE TRANSACTIONS” to provide greater detail regarding the application of the discount to the unaffiliated sale price.
52.	Please expand your disclosure to provide a more materially complete description of the terms and conditions of the Contribution Agreement. For instance, please describe the customary representations, warranties, covenants, agreements, conditions and appraisal rights in greater detail. Your discussion of appraisal rights should include detailed disclosure on how an investor may exercise such rights.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “THE TRANSACTIONS” to provide a more complete description of the Contribution Agreement. We also note to the Staff that the details regarding the covenants and conditions of the Contribution Agreement are set forth with specificity, and the disclosure on approval is cross-referenced to the section entitled “Appraisal Rights” in the proxy statement-prospectus, where such disclosure is appropriately described.
Approvals Required, page 60
53.	Please provide us with a copy of the joint venture and partnership agreements. In addition, please provide an analysis under state law supporting your position that this document satisfies the referenced provisions.
Response: As requested, enclosed for the Staff’s convenience and provided supplementally is a copy of the VMS National Properties Joint Venture Agreement, as amended (the “Joint Venture Agreement”), the VMS National Residential Portfolio I Amended and Restated Limited Partnership Agreement and Certificate of Limited Partnership (the “Portfolio I Partnership Agreement”) and the VMS National Residential Portfolio II Amended and Restated Limited Partnership Agreement and Certificate of Limited Partnership (the “Portfolio II Partnership Agreement”).
The VMS National Residential Portfolio I and VMS National Residential Portfolio II Limited Partnerships are both Illinois Limited Partnerships. Illinois Limited Partnerships are governed by the Illinois Revised Uniform Limited Partnership Act found at 805 ILCS 201, et. seq. The voting rights of the Limited Partners are specifically governed under Section 302 of the Illinois Revised Uniform Limited Partnership Act 805 ILCS 210/302 (the “Act”). Section 302 provides as follows:

Mr. Michael Pressman
November 1, 2006

“Subject to Section 303, the partnership agreement may grant to all or a specified group of the limited partners the right to vote (on a per capital or other basis) upon any matter.”
With regard to voting, the exceptions found in Section 303 merely state that a limited partner is not deemed to participate in the control of the business (a) solely by doing one or more of the following: ... (6) proposing, or approving or disapproving, by voting or otherwise, one of more of the following matters: (1) the dissolution and winding up of the limited partnership; (ii) the sale, exchange, lease, mortgage, pledge, or other transfer of all or substantially all of the assets of the limited partnership . . .
The Act neither requires nor prohibits limited partners from approving or disapproving on any matter. Thus, the proposed Transactions would only require the approvals as set forth in the applicable limited partnership agreements. Consequently, the VMS National Residential Portfolio I and VMS National Residential Portfolio II Limited Partnership Agreements would govern the rights of the Limited Partners to object and disapprove the Transactions.
The approval rights of the Limited Partners are set forth in Section 8(c) of the VMS National Residential Portfolio I and VMS National Residential Portfolio II Amended and Restated Limited Partnership Agreements. Section 8(c), which limits the Managing General Partner’s Authority with regard to certain transactions, reads as follows:
Limitations on Managing General Partner’s Authority. Notwithstanding anything to the contrary contained herein, the Managing General Partner shall give the Limited Partners and the other General Partners 30 days’ prior written notice of any proposed sale, lease (except for leases in the ordinary course of business), transfer, assignment, fractionalization or other disposition of all or substantially all of (i) the Projects or (ii) the Partnership’s interest in the Joint Venture. In the case of a proposed sale or other disposition of all or substantially all of the Partnership’s interest in the Joint Venture, if, within said 30-day period, Limited Partners owning more than 50% of the Units disapprove of such proposed transaction by written notice to the Partnership, the Managing General Partner shall not take any action which directly or indirectly would result in such transaction. In the case of such a proposed sale or other disposition of all or substantially all of the Projects, within said 30-day period, Limited Partners and Co-Venturer unitholders owning more than 50% of the aggregate of Units and Co-Venturer units disapprove of such proposed transaction by written notice to the Joint Venture, the Managing General shall not take action which directly or indirectly would result in such transaction.

Mr. Michael Pressman
November 1, 2006

Pursuant to each Limited Partnership Agreement, limited partner consent is required for a sale of “all or substantially all” of (i) the Projects or (ii) the Partnership’s interest in the Joint Venture.
VMS National Properties Joint Venture intends to comply fully with the applicable provisions of the relevant limited partnership agreements by obtaining the prior consent of at least 50% of all outstanding Units. For the reasons stated above, VMS’s compliance with the applicable provisions of the relevant limited partnership agreements will satisfy all limited partner approvals required under Illinois law.
Plans after the Transactions are consummated, page 61
54.	Please provide a detailed discussion of the costs, procedures and tax consequences to holders of dissolution. It appears that the planned dissolution is a part of the series of transactions which implicate Rule 13e-3. Refer to Rule 13e-3(a)(3). Accordingly, your disclosure throughout the Schedule 13E-3 and joint proxy statement/prospectus should provide the required disclosure with regard to the dissolution. In the alternative, please provide an analysis explaining why such disclosure is not required.
Response: We note the Staff’s comment. Disclosure in the section entitled “PLANS AFTER THE TRANSACTIONS ARE CONSUMMATED” has been revised to clarify this point. The Managing General Partner anticipates that the distribution associated with the Affiliated Contribution will be the liquidating distribution preceding dissolution and therefore believes that the required disclosure is included in the draft.
Procedure for Election of Affiliated Contribution Consideration, page 60
55.	Please expand your disclosure to discuss the ability of an investor to change an election once made.
Response: We note the Staff’s comment. Aimco intends to keep the period for making and/or changing an election open as long as possible. The disclosure in the section entitled “PROCEDURE FOR ELECTION OF AFFILIATED CONTRIBUTION CONSIDERATION” has been revised to clarify this point. Aimco will include a date in the definitive proxy statement-prospectus.
United States Federal Income Tax Consequences of the Transactions, page 72
56.	Delete the statement that the “the summary is for general information only.” Investors are entitled to rely on the disclosure.

Mr. Michael Pressman
November 1, 2006

Response: We note the Staff’s comment and have revised the disclosure in the section entitled “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS.”
Redemption Rights of Qualifying Parties, page 98
57.	Please disclose the redemption adjustments that can be made pursuant to the partnership agreement.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Redemption Rights of Qualifying Parties” to clarify the redemption adjustments that may be made.
58.	Disclose whether there is a limit on the time available for a holder of OP Common Units to redeem securities once the year holding period has lapsed.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Redemption Rights of Qualifying Parties” to clarify the timing associated with the redemption of Common OP Units.
59.	Disclose whether Aimco intends to legend securities issued as a result of redemption.
Response: We note the Staff’s comment and have revised the disclosure in the section entitled “Redemption Rights of Qualifying Parties” to clarify Aimco’s intent to legend securities issued in connection with the redemption.
Exhibits
60.	Please include your legality and tax opinions with your next amendment.
Response: We note the Staff’s comment and have included forms of the legality and tax opinions with Amendment No. 1 to Form S-4. Final opinions will be filed prior to effectiveness.
     Additionally, at the Staff’s request, this letter constitutes an acknowledgment on behalf of the filing persons that:
●	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael Pressman
November 1, 2006

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7000).

Very truly yours,
/s/ Gregory M. Chait

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